                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                UTI ENERGY CORP.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                         (Title of Class of Securities)

                                  903387 10 8
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                 (CUSIP Number)

                      C/O REMY CAPITAL PARTNERS III, L.P.
     1801 CENTURY PARK EAST, LOS ANGELES, CALIFORNIA 90067, (310) 843-0050
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                             OCTOBER 6 AND 10, 1997
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Date of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 12 Pages

CUSIP NO. 903387 10 8               13 D                      Page 2 of 12 Pages

--------------------------------------------------------------------------------
                     NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                     Remy Capital Partners III, L.P.
--------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [x]
          2
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
                     SEC USE ONLY
          3

--------------------------------------------------------------------------------
                     SOURCE OF FUNDS

          4          00

--------------------------------------------------------------------------------
                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO
          5          N/A                                                     [ ]

--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
          6
                     Delaware

--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                               7
                                     3,514,762 shares
                             ---------------------------------------------------
         NUMBER OF                   SHARED VOTING POWER
           SHARES              8
        BENEFICIALLY                 -0-
           OWNED             ---------------------------------------------------
          BY EACH                    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON              9     3,514,762 shares
            WITH             ---------------------------------------------------
                                     SHARED DISPOSITIVE POWER

                               10    -0-
--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
          11         3,514,762 shares

--------------------------------------------------------------------------------
                     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          12                                                                 [ ]
                     N/A
--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13         21.4%

--------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON

          14         PN

--------------------------------------------------------------------------------




                               Page 2 of 12 Pages

CUSIP NO. 903387 10 8               13 D                      Page 3 of 12 Pages

--------------------------------------------------------------------------------
                     NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                     Remy Investors and Consultants, Incorporated
--------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [x]
          2
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
                     SEC USE ONLY
          3

--------------------------------------------------------------------------------
                     SOURCE OF FUNDS

          4          00

--------------------------------------------------------------------------------
                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO
          5          N/A                                                     [ ]

--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
          6
                     California

--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                               7
                                     3,580,762 shares
                             ---------------------------------------------------
         NUMBER OF                   SHARED VOTING POWER
           SHARES              8
        BENEFICIALLY                 -0-
           OWNED             ---------------------------------------------------
          BY EACH                    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON              9     3,580,762 shares
            WITH             ---------------------------------------------------
                                     SHARED DISPOSITIVE POWER

                               10    -0-
--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
          11         3,580,762 shares

--------------------------------------------------------------------------------
                     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          12                                                                 [ ]
                     N/A
--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13         21.7%

--------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON

          14         CO

--------------------------------------------------------------------------------


                               Page 3 of 12 Pages

CUSIP NO. 903387 10 8               13 D                      Page 4 of 12 Pages

--------------------------------------------------------------------------------
                     NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                     Mark S. Siegel
--------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [x]
          2
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
                     SEC USE ONLY
          3

--------------------------------------------------------------------------------
                     SOURCE OF FUNDS

          4          00

--------------------------------------------------------------------------------
                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO
          5          N/A                                                     [ ]

--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
          6
                     United States of America

--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                               7
                                     3,880,762 shares
                             ---------------------------------------------------
         NUMBER OF                   SHARED VOTING POWER
           SHARES              8
        BENEFICIALLY                 -0-
           OWNED             ---------------------------------------------------
          BY EACH                    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON              9     3,880,762 shares
            WITH             ---------------------------------------------------
                                     SHARED DISPOSITIVE POWER

                               10    -0-
--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
          11         3,880,762 shares

--------------------------------------------------------------------------------
                     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          12                                                                 [ ]
                     N/A
--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13         23.1%

--------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON

          14         IN

--------------------------------------------------------------------------------


                               Page 4 of 12 Pages

                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.
                                SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


         This Schedule 13D is filed on behalf of Remy Capital Partners III, L.P., a Delaware limited partnership, Remy Investors and Consultants, Incorporated, a California corporation and Mark S. Siegel, an individual.

ITEM 1.          SECURITY AND ISSUER

The equity securities to which this statement relates are Common Stock, par value $0.001 per share. The name of the subject company is UTI Energy Corp. (the "Company"). The principal executive offices of the Company are located at 16800 Greenspoint Park, Suite 225N, Houston, Texas 77060.

ITEM 2.          IDENTITY AND BACKGROUND

         (a)     NAME OF PERSON FILING

                 This Statement is filed by (i) Remy Capital Partners III, L.P., a Delaware limited partnership ("Remy Capital"), (ii) Remy Investors and Consultants, Incorporated, a California corporation ("Remy Investors"), and (iii) Mark S. Siegel, an individual. Remy Investors is the General Partner of Remy Capital. Mark S. Siegel is the President and sole shareholder of Remy Investors. Remy Capital, Remy Investors and Mark S. Siegel are hereinafter collectively referred to as the "Reporting Person." Information is also provided for Cathy R. Siegel, an individual and Vice President of Remy Investors.

         (b)     ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE

                 Remy Capital:             1801 Century Park East, Suite 1111
                                           Los Angeles, California 90067

                 Remy Investors:           1801 Century Park East,  Suite 1111
                                           Los Angeles, California  90067

                 Mark S. Siegel:           1801 Century Park East, Suite 1111
                                           Los Angeles, California  90067

                 Cathy R. Siegel:          1801 Century Park East, Suite 1111
                                           Los Angeles, California  90067


          (c)    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, BUSINESS

                 Remy Capital:             Private Investment Partnership

                 Remy Investors:           Investment Advisor

                 Mark S. Siegel:           Investment Advisor

                 Cathy R. Siegel:          Officer of Remy





                               Page 5 of 12 Pages

         (d)     CRIMINAL CONVICTION

         During the last five years, none of Remy Capital, Remy Investors, Mark
S. Siegel or Cathy R. Siegel has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors).

         (e)     CIVIL PROCEEDING REGARDING SECURITIES LAWS

         During the last five years, none of Remy Capital, Remy Investors, Mark
S. Siegel or Cathy R. Siegel was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (f)     CITIZENSHIP

         Mark S. Siegel and Cathy R. Siegel are citizens of the United States of America.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In March 1995, Remy Capital purchased 1,736,550 shares of Common Stock for $7,814,475 ($4.50 per share) using partnership capital contributions (the "Initial Purchase").

         On March 6, 1996, Remy Capital purchased in the open market 2,500 shares of Common Stock for $15,563 and 500 shares for $3,237, using cash on hand (the "Open Market Purchase").

         On December 19, 1995, the Board of Directors of the Company approved the grant of an option to Remy Investors to purchase 120,000 shares of Common Stock (the "Remy Option") and the submission of such option to the stockholders of the Company for their approval. The Remy Option, which would become effective only upon approval by the Company's stockholders, was intended to compensate Remy Investors for various advisory services provided to the Company in connection with the Board of Directors' strategic decision to focus the Company's operations on its current drilling and pressure pumping businesses. These services included (i) assisting in the Company's sale of certain of its assets (ii) assisting the Company in the acquisition of another company in November 1995 (the "November Acquisition") and (iii) assisting the Company in the arrangement of financing for the November Acquisition. The Remy Option also was intended to compensate Remy Investors for other services provided for general corporate purposes throughout 1995. The Remy Option was structured so as to minimize the cost to the Company for the services provided to it by Remy Investors and to protect the Company's working capital position by being granted in lieu of cash compensation. Also in August 1996 and following the Board's decision to grant the Remy Option, Remy Investors agreed with Remy Capital and Kenneth N. Berns, an employee of Remy Investors, that, subject to the approval of the Remy Option by the stockholders of the Company, portions of the Remy Option were assigned to Remy Capital and Mr. Berns such that Remy Investors and Remy Capital would each own an option to purchase 55,000 shares and Mr. Berns would own an option to acquire 10,000 shares. The Remy Option was approved by the stockholders of the Company on August 8, 1996.

         On February 13, 1997, the Board of Directors of the Company approved the grant of an option to Mark S. Siegel to purchase 55,000 shares of Common Stock at $24.38 per share pursuant to the 1996 Key Employee Stock Option Plan (the "1996 Plan").

         On July 27, 1997, the Board of Directors of the Company approved the grant of an option to Mark S. Siegel to purchase 45,000 shares of Common Stock at $60.00 per share pursuant to the 1996 Plan.





                               Page 6 of 12 Pages

         On July 27, 1997, the Board of Directors of the Company declared a three-for-one stock dividend, which was effected on September 5, 1997, for stockholders of record on August 25, 1997. Pursuant to such stock split, Remy Capital was awarded an additional 3,479,100 shares of Common Stock. In addition, the number of shares underlying stock options owned by each of Remy Capital, Remy Investors and Mark S. Siegel, as well as the applicable exercisable prices, were adjusted in accordance with the anti-dilution provisions of such stock options to reflect the stock split.

         On September 30, 1997, Remy Capital and Remy Investors entered into an Underwriting Agreement dated September 30, 1997 (the "Underwriting Agreement") by and between the Issuer, Prudential Securities Incorporated, Lehman Brothers Inc., Rauscher Pierce Refsnes, Inc. and Simmons & Company International, as Representatives of the several Underwriters listed on Schedule 2 thereto (the "Underwriters") and the Selling Security holders listed on Schedules 1-A and 1-B thereto, including Remy Capital and Remy Investors. Pursuant to the Underwriting Agreement, Remy Capital agreed to sell to the several Underwriters and the Underwriters agreed to purchase 1,607,888 shares of Common Stock owned directly by Remy Capital at a price of $39.50 per share (less an underwriting discount of $1.78 per share). Remy Capital also agreed to sell to the Underwriters and the Underwriters agreed to purchase Remy Capital's share of the Remy Option (representing 165,000 shares following the stock split) at a price of $35.824 per warrant share (the offering price less underwriting discounts and applicable exercise price). In addition, Remy Capital and Remy Investors granted the Underwriters a 30-day overallotment option whereby Remy Capital agreed to sell to the Underwriters an additional 192,675 shares directly owned by it at $39.50 per share (less an underwriting discount of 1.78 per share) and Remy Investors agreed to sell to the Underwriters its share of the Remy Option at a price of $35.824 per warrant share (the offering price less underwriting discounts and applicable exercise price). The transfer of these shares and warrants closed on October 6, 1997.

         In addition, pursuant to the Underwriting Agreement, Remy Capital and Remy Investors granted the Underwriters a 30-day overallotment option whereby Remy Capital agreed to sell to the Underwriters up to an additional 192,675 shares directly owned by it at $39.50 per share (less an underwriting discount of 1.78 per share) and Remy Investors agreed to sell to the Underwriters up to its entire share of the Remy Option at a price of $35.824 per warrant share (the offering price less underwriting discounts and applicable exercise price). On October 7, the Underwriters exercised overallotment options to purchase 96,000 shares of Common Stock from Remy Capital and to purchase from Remy Investors the right under the Remy Option to purchase 99,000 shares. These transactions closed on October 10, 1997.

ITEM 4.          PURPOSE OF TRANSACTION

         The securities were acquired for investment purposes. Depending upon the Reporting Person's continuing evaluation of the Company's business and prospects, alternative investment opportunities and any other factors Reporting Person deems relevant, Reporting Person may, from time to time, purchase additional shares on the open market or in privately negotiated transactions or otherwise. Reporting Person has no present intention of selling any shares, but reserves the right to do so, in whole or in part, at any time, in open market transactions, privately negotiated transactions or otherwise.

         (a)     THE ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE
                 ISSUER;

                 Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

         (b) AN EXTRAORDINARY CORPORATE TRANSACTION, SUCH AS A MERGER, REORGANIZATION OR LIQUIDATION, INVOLVING THE ISSUER OR ANY OF ITS SUBSIDIARIES;

                 Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

         (c) A SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ANY OF ITS SUBSIDIARIES;

                 Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

         (d) ANY CHANGE IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT OF ISSUER, INCLUDING ANY PROPOSALS TO CHANGE THE NUMBER OF TERM OF DIRECTORS OR TO FILL ANY EXISTING VACANCIES ON THE BOARD;





                               Page 7 of 12 Pages

                 Mark S. Siegel, sole shareholder of Remy Investors, Inc. and Randall L. Bishop, an employee of Remy Investors, became members of Company's board of directors upon consummation of the Initial Purchase. Mr. Bishop later resigned from the board of directors and Mr. Berns was elected to fill the vacancy created thereby. Other than the foregoing, Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (e) ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER;

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (f) ANY OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE INCLUDING BUT NOT LIMITED TO, IF THE ISSUER IS A REGISTERED CLOSED-END INVESTMENT COMPANY, ANY PLANS OR PROPOSALS TO MAKE ANY CHANGES IN THE INVESTMENT POLICY FOR WHICH A VOTE IS REQUIRED BY SECTION 13 OF THE INVESTMENT COMPANY ACT OF 1940;

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (g) CHANGES IN THE ISSUER'S CHARTER, BYLAWS OR INSTRUMENTS CORRESPONDING THERETO OR OTHER ACTIONS WHICH MAY IMPEDE THE ACQUISITION OF CONTROL OF THE ISSUER BY ANY PERSON;

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (h) CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION;

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (i) A CLASS OF EQUITY SECURITIES OF THE ISSUER BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(g)(4) OF THE ACT;

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.

          (j)    ANY ACTION SIMILAR TO ANY OF THOSE ENUMERATED ABOVE.

                 Reporting Person has no present intention, plan or proposal with respect to this paragraph.

ITEM 5.          INTEREST IN SECURITIES OF ISSUER

         (a)     AMOUNT OF SHARES OWNED

                 Remy Capital beneficially owns 3,514,762 shares of Common Stock of the Company (approximately 21.4% of the Company's outstanding shares). Remy Investors, which is the sole General Partner of Remy Capital and controls all investment activities of Remy Capital, would beneficially own all shares beneficially owned





                               Page 8 of 12 Pages
                 by Remy Capital and, accordingly, is the beneficial owner of 3,580,762 shares (approximately 21.7% of the Company's outstanding shares), of which 66,000 shares may be acquired within 60 days. Mark S. Siegel is the sole shareholder of Remy Investors and would beneficially own all shares beneficially owned by Remy Investors, and, accordingly, is the beneficial owner of 3,880,762 shares (approximately 23.1% of the Company's outstanding shares), of which 366,000 shares may be acquired within 60 days.

         (b)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)      SOLE POWER TO VOTE OR DIRECT THE VOTE

                          Remy Capital:            3,514,762

                          Remy Investors:          3,580,762

                          Mark S. Siegel:          3,880,762

                          Cathy R. Siegel:         0

                (ii)      SHARED POWER TO VOTE OR DIRECT THE VOTE

                          Remy Capital:            0

                          Remy Investors:          0

                          Mark S. Siegel:          0

                          Cathy R. Siegel:         0

                 (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                          OF:

                          Remy Capital:            3,514,762

                          Remy Investors:          3,580,762

                          Mark S. Siegel:          3,880,762

                          Cathy R. Siegel:         0

                 (iv)     SHARED POWER TO DISPOSE OF OR TO DIRECT DISPOSITION
                          OF:

                          Remy Capital:            0

                          Remy Investors:          0

                          Mark S. Siegel:          0

                          Cathy R. Siegel:         0

         (c)     TRANSACTIONS IN THE REPORTED CLASS OF SECURITIES

                 On September 30, 1997, Remy Capital and Remy Investors entered into an Underwriting Agreement dated September 30, 1997 (the "Underwriting Agreement") by and between the Issuer, Prudential Securities Incorporated,





                               Page 9 of 12 Pages

                 Lehman Brothers Inc., Rauscher Pierce Refsnes, Inc. and
                 Simmons & Company International, as Representatives of the several Underwriters listed on Schedule 2 thereto (the "Underwriters") and the Selling Security holders listed on Schedules 1-A and 1-B thereto, including Remy Capital and Remy Investors. Pursuant to the Underwriting Agreement, Remy Capital has agreed to sell to the several Underwriters and the Underwriters have agreed to purchase 1,607,888 shares of Common Stock owned directly by Remy Capital at a price of $39.50 per share (less an underwriting discount of $1.78 per share). Remy Capital also has agreed to sell to the Underwriters and the Underwriters have agreed to purchase Remy Capital's share of the Remy Option (representing 165,000 shares following the stock split) at a price of $35.824 per warrant share (the offering price less underwriting discounts and applicable exercise price). In addition, Remy Capital and Remy Investors have granted the Underwriters a 30-day overallotment option whereby Remy Capital has agreed to sell to the Underwriters an additional 192,675 shares directly owned by it at $39.50 per share (less an underwriting discount of 1.78 per share) and Remy Investors has agreed to sell to the Underwriters its share of the Remy Option at a price of $35.824 per warrant share (the offering price less underwriting discounts and applicable exercise price).

         The transfer of these shares and warrants closed on October 6, 1997.

         In addition, pursuant to the Underwriting Agreement, Remy Capital and Remy Investors granted the Underwriters a 30-day overallotment option whereby Remy Capital agreed to sell to the Underwriters up to an additional 192,675 shares directly owned by it at $39.50 per share (less an underwriting discount of 1.78 per share) and Remy Investors agreed to sell to the Underwriters up to its entire share of the Remy Option at a price of $35.824 per warrant share (the offering price less underwriting discounts and applicable exercise price). On October 7, the Underwriters exercised overallotment options to purchase 96,000 shares of Common Stock from Remy Capital and to purchase from Remy Investors the right under the Remy Option to purchase 99,000 shares. These transactions closed on October 10, 1997.

         (d) - (e)        Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         Pursuant to a stock purchase agreement dated March 14, 1995, between Bear, Stearns & Co. Inc. ("Bear Stearns") and Remy Capital, Bear Stearns assigned to Remy Capital all of its rights and interest in a registration rights agreement between Bear Stearns and Company. The Board of Directors of Company has approved such assignment. The registration rights agreement to Remy Capital grants the right on three separate occasions to require the Company to register 5,218,650 shares of the Common Stock held by Remy Capital for sale under the Securities Act of 1933 (the "Securities Act") and on an unlimited basis to register such shares for sale under the Securities Act by including such shares in any registration statement proposed to be filed by the Company with the Securities and Exchange Commission. The registration rights agreement also provides that in connection with any such registration, the Company will indemnify Remy Capital against, and provide contribution with respect to, certain liabilities, including liabilities incurred under the Securities Act. The foregoing description of the registration rights agreement is a summary and is qualified in its entirety by reference to such agreement filed as Exhibit 2 hereto which is incorporated herein by reference.

         On September 30, 1997, Remy Capital and Remy Investors entered into an Underwriting Agreement dated September 30, 1997 (the "Underwriting Agreement") by and between the Issuer, Prudential Securities Incorporated, Lehman Brothers Inc., Rauscher Pierce Refsnes, Inc. and Simmons & Company International, as Representatives of the several Underwriters listed on Schedule 2 thereto (the "Underwriters") and the Selling Security holders listed on Schedules 1-A and 1-B thereto, including Remy Capital and Remy Investors. Pursuant to the Underwriting Agreement, Remy Capital has agreed to sell to the several Underwriters and the Underwriters have agreed to purchase 1,607,888 shares of Common Stock owned directly by Remy Capital at a price of $39.50 per share (less an underwriting discount of $1.78 per share). Remy Capital also has agreed to sell to the Underwriters and the Underwriters have agreed to purchase Remy Capital's share of the Remy Option (representing 165,000 shares following the stock split) at a price of $35.824 per warrant share (the offering price less underwriting discounts and applicable exercise price).





                              Page 10 of 12 Pages

         The transfer of these shares and warrants closed on October 6, 1997.

         In addition, pursuant to the Underwriting Agreement, Remy Capital and Remy Investors granted the Underwriters a 30-day overallotment option whereby Remy Capital agreed to sell to the Underwriters up to an additional 192,675 shares directly owned by it at $39.50 per share (less an underwriting discount of 1.78 per share) and Remy Investors agreed to sell to the Underwriters up to its entire share of the Remy Option at a price of $35.824 per warrant share (the offering price less underwriting discounts and applicable exercise price). On October 7, the Underwriters exercised overallotment options to purchase 96,000 shares of Common Stock from Remy Capital and to purchase from Remy Investors the right under the Remy Option to purchase 99,000 shares. These transactions closed on October 10, 1997.

         The foregoing description of the Underwriting Agreement is a summary and is qualified in its entirety by reference to such agreement, which is filed as exhibit 4 hereto and incorporated by reference herein.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         (1)     Joint Acquisition Statement

         (2) Registration Rights Agreement dated March 25, 1994 between Bear Stearns and UTI Energy Corp., assigned on March 14, 1995 to Remy Capital (previously filed with initial filing of Schedule 13D).

         (3) Stock Option Agreement entered into effective as of December 19, 1995, between Remy Investors and UTI Energy Corp. (previously filed with Amendment No. 1 to Schedule 13D).

         (4) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to (i) the grant to Mr. Siegel of options to purchase 165,000 shares at $8.13 per share effective February 13, 1997, and (ii) the grant to Mr. Siegel of options to purchase 135,000 shares at $20.00 per share effective July 27, 1997. (previously filed with Amendment No. 2).

         (5) Underwriting Agreement dated September 30, 1997, by and among UTI Energy Corp., Prudential Securities Incorporated, Lehman Brothers Inc., Rauscher Pierce Refsnes, Inc. and Simmons & Company International, as representatives of the several underwriters named therein, and the selling stockholders named therein. (previously filed with Amendment No. 3)




                              Page 11 of 12 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   REMY CAPITAL PARTNERS, III, L.P.

                                   By:      Remy Investors and Consultants, Inc.

                                   Its:     General Partner

                                                 /s/ MARK S. SIEGEL
                                            -----------------------------------
                                                     Mark S. Siegel
                                                       President


                                   REMY INVESTORS AND CONSULTANTS, INC.



                                   By:           /s/ MARK S. SIEGEL
                                            -----------------------------------
                                                     Mark S. Siegel
                                                       President


                                                 /s/ MARK S. SIEGEL
                                            -----------------------------------
                                                     Mark S. Siegel





                              Page 12 of 12 Pages

                                 EXHIBIT INDEX

     Exhibit
        No.      Description
    ---------    -----------

       (1)       Joint Acquisition Statement

       (2)       Registration Rights Agreement dated March 25, 1994 between
                 Bear Stearns and UTI Energy Corp., assigned on March 14, 1995 to Remy Capital (previously filed with initial filing of Schedule 13D).

       (3)       Stock Option Agreement entered into effective as of December
                 19, 1995, between Remy Investors and UTI Energy Corp.
                 (previously filed with Amendment No. 1 to Schedule 13D).

       (4)       Form of Stock Option Agreement between UTI Energy Corp. and
                 Mark S. Siegel, relating to (i) the grant to Mr. Siegel of options to purchase 165,000 shares at $8.13 per share effective
                 February 13, 1997, and (ii) the grant to Mr. Siegel of options to purchase 135,000 shares at $20.00 per share effective July
                 27, 1997. (previously filed with Amendment No. 2)

       (5)       Underwriting Agreement dated September 30, 1997, by and among
                 UTI Energy Corp., Prudential Securities Incorporated, Lehman
                 Brothers Inc., Rauscher Pierce Refsnes, Inc. and Simmons &
                 Company International, as representatives of the several underwriters named therein, and the selling stockholders named therein. (previously filed with Amendment No. 3)


